Exhibit 99.2

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total’s Corporate Venture acquires an interest in Coskata, a company developing an innovative biofuels and biochemicals platform technology
Paris, April 27, 2010 — Total announces it has acquired an interest in Coskata, a Chicago-based company developing an innovative technology to convert syngas into fuels and chemical products using a biological process.
This investment is part of Total’s strategy to prepare for energy transition, in particular by supporting the development of innovative start-ups through its Corporate Venture Activity.
Created in 2006, Coskata is developing a platform technology to enhance the value of syngas produced from carbonaceous feedstock, in particular non-food biomass, converted into biofuels or biochemical products. The process is based on microorganisms selected for their ability to efficiently ferment syngas into valuable products.
Coskata has already implemented its technology on a significant scale in a demonstration facility that produces bio-ethanol, progresses toward its commercialization, and advances its overall technology platform.
Total’s investment in Coskata is part of a capital increase in which other major shareholders of Coskata have also participated and that will further support the ongoing development of the company. Total will have a seat on Coskata’s Board of Directors.
Total and Corporate Venture
Total Energy Ventures investments supports the development of companies with innovative technologies and business models in areas such as alternative and renewable energies, efficient use of energy and natural resources, waste management and greenhouse gas reduction, etc. that will help meet the challenges of energy transition. The investments primarily consist of acquiring minority interests in selected companies during capital increases to help finance their development.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com